EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended June 30, 2017, the Hood River Small-Cap Growth Fund decreased undistributed net investment loss by $1,866,013 and decreased accumulated net realized gain by $1,866,013.

The reclassifications have no effect on net assets or net asset value per share.